Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share of Faraday Future Intelligent Electric Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 9, 2021

FOUNDING FUTURE CREDITORS TRUST

By: /s/ Jeffrey D. Prol, Trustee

Name: Jeffrey D. Prol

Title: Trustee

JEFFREY D. PROL

By: /s/ Jeffrey D. Prol